Mail Stop 3561

December 17, 2009

Mr. Michael Maes
Managing General Partner
Detonics Small Arms Limited
14508 SE 51st Street
Bellevue, WA 98006

  Re: Detonics Small Arms Limited
    Form 10-K/A for the Fiscal Year Ended
    December 31, 2008
    Filed December 2, 2009
    Supplemental Response filed December 2, 2009
    File No. 002-71136

Dear Mr. Maes:

  We have reviewed your amended filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A- Evaluation of Disclosure Controls and Procedures, page 2

1. We reviewed your revised disclosures in response to our prior comment one. We note you continue to conclude that your disclosure controls and procedures are effective. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted. In addition, please ensure your conclusion states, in unequivocal language, whether your disclosure controls and procedures were effective or ineffective as of the end of your fiscal year.

Management's Report on Internal Control Over Financial Reporting, page 3

2. Please revise to include a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

3. Please provide a statement, if true, in substantially the following form to comply with Item 308(T)(a)(4) of Regulation S-K as follows: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

General

4. We note your amended Form 10-K was not signed. Please amend your filing to include the required signatures in accordance with General Instruction G to Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services